UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)*

CHINA BAK BATTERY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

16936Y 209
(CUSIP Number)

Xiangqian Li
BAK Industrial Park, Meigui Street, Huayuankou Economic Zone,
Dalian, China 116422
86-411-39185985

Copies to
Thomas Shoesmith
Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street
Palo Alto, CA 94304-1115
(650) 233-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2015
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 16936Y 209

1.	NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Xiangqian Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [_]
(b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(e) or 2(f)				[__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF		7.	SOLE VOTING POWER	3,763,693 shares of common stock
SHARES
BENEFICIALLY		8.	SHARED VOTING POWER	0
OWNED BY
EACH		9.	SOLE DISPOSITIVE POWER	3,763,693 shares of common stock
REPORTING
PERSON WITH		10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,763,693 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES				[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.82%(1)

14.	TYPE OF REPORTING PERSON
IN

(1) Based on 12,619,597 shares of common stock outstanding as of April 10, 2015, as reported in the Company’s Proxy Statement filed with the SEC on April 24, 2015

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") relates to the common stock, par value $0.001 per share (the "Common Stock"), of China BAK Battery, Inc., a Nevada corporation (the "Company").

This Amendment No. 2 is being filed by Xiangqian Li (the "Reporting Person") to amend and supplement the Reporting Person’s Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") on January 25, 2005, as amended on January 15, 2009 (as amended and supplemented to date, the "Schedule 13D"). Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 1.	Security and Issuer.

Item 3 of Schedule 13D is hereby amended and restated as follows:

This Amendment No. 2 relates to shares of Common Stock, $0.001 par value per share of China BAK Battery, Inc., a Nevada corporation. The principal executive offices of the Company are located at BAK Industrial Park, Meigui Street, Huayuankou Economic Zone, Dalian, China 116422.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is here by amended and supplemented by adding the following at the end thereof:

On June 22, 2009, the Reporting Person was granted 100,000 shares of restricted stock under China BAK Battery, Inc. Stock Option Plan. The restricted stock vested over five years in twenty equal quarterly installments on the first day of each fiscal quarter beginning on October 1, 2009.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a) – (b)         As of the date of this Amendment No. 2, the Reporting Person beneficially owns 3,763,693 shares of the Common Stock, representing 29.82% of the outstanding shares of the Company (based on 12,619,597 shares of Common Stock outstanding as of April 10, 2015, as reported in the Company’s Proxy Statement filed with the SEC on April 24, 2015). For purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person has sole voting and dispositive power over 3,763,693 shares of Common Stock.

(c)         During the past 60 days, the Reporting Person sold an aggregate of 147,085 shares of Common Stock for an aggregate price of $531,682. A list of the transactions in the Company’s Common Stock that were effected by the Reporting Person during the past 60 days is attached hereto as Exhibit 99.8.

(d)         None.

(e)         Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Securities Exchange Agreement, dated as of January 20, 2005, by and among Medina Coffee, Inc., BAK International Limited, and the Shareholders of BAK International Limited (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 21, 2005 with the Securities and Exchange Commission in File No. 000-49712).

99.2	Escrow Agreement by and among Medina Coffee, Inc., certain investors indicated therein, Xiangqian Li, and Securities Transfer Corporation, dated as of January 20, 2005 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 21, 2005 with the Securities and Exchange Commission in File No. 000- 49712).

99.3

Lock-Up Agreement by and between Medina Coffee, Inc. and Xiangqian Li dated as of January 20, 2005 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on January 21, 2005 with the Securities and Exchange Commission in File No. 000-49712).

99.4	China BAK Battery, Inc. Stock Option Plan (incorporated by reference to Exhibit 10. 1 to the Issuer’s Quarterly Report on Form 10-Q filed on August 22, 2006).

99.5	Amendment No. 1 to the China BAK Battery, Inc. Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2008).

99.6	Option Agreement by and between China BAK Battery, Inc. and Xiangqian Li, dated May 29, 2008.

99.7

Delivery of Make-Good Shares, Settlement and Release Agreement, effective October 22, 2007, by and among Xiangqian Li, BAK International Limited, and China BAK Battery, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on November 6, 2007).

99.8	List of the transactions during the past 60 Days

SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2015

/s/ Xiangqian Li
Xiangqian Li